Exhibit 99.1

AETERNA zentaris Receives Nasdaq Notice of
non-compliance; nO IMMEDIATE IMPACT ON LISTING

CHARLESTON, S.C., Apr. 15, 2020 -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna Zentaris” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that on April 8, 2020, the Company received notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum $1.00 per share bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) as the bid price for the Company’s common stock had closed below $1.00 per share for the prior 30 consecutive business day period, and that the Company has been provided a grace period of 180 calendar days, through October 5, 2020, to evidence compliance with that requirement. The grace period was granted pursuant to Nasdaq Listing Rule 5810(c)(3)(A). To evidence compliance with the bid price requirement, the Company must report a closing bid price of at least $1.00 per share for a minimum of 10, and generally not more than 20, consecutive business days on or before October 5, 2020.

The Company was also notified that, based upon the net loss for the fiscal year ended December 31, 2019, the Company no longer satisfies the minimum net income requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(3) and does not otherwise satisfy the alternative requirements of market value of listed securities or stockholders’ equity. The Company plans to timely submit its plan to regain compliance with Nasdaq Listing Rule 5550(b)(3) for the Staff’s review within the 45-day window provided. The Staff has the discretion to grant the Company an extension of up to 180 days, through October 5, 2020, to evidence compliance with this requirement.

Nasdaq’s notice has no immediate effect on the listing of the Company’s common shares on Nasdaq and does not otherwise impact the Company’s listing on the Toronto Stock Exchange. In the event the Company does not evidence compliance with the Nasdaq Listing Rules within any prescribed period and is not otherwise eligible for additional time to do so, the Company would be subject to delisting from Nasdaq. In that event, the Company would have the right to request a hearing before a Nasdaq Hearings Panel, which request would stay any further action by the Staff pending such hearing.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and Private Securities Litigation Reform Act, as amended, including those relating to the Company’s product development, clinical and regulatory timelines, market opportunity, competitive position, possible or assumed future results of operations, business strategies, potential growth opportunities and other statement that are predictive in nature. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management’s current beliefs and assumptions.

These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential, “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms. These statements relate to future events or our financial performance and involve known and unknown risks, uncertainties, and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those set forth in the Company’s filings with the Securities and Exchange Commission. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contact:

Jenene Thomas
JTC Team
T (US): +1 (833) 475-8247
E: aezs@jtcir.com